Exhibit 99.1

Purple Biotech Reports Third Quarter 2024 Financial Results

Topline data from Phase 2 CM24 pancreatic cancer trial expected by the end of 2024

New CM24 biomarkers data presented during the third quarter of 2024 including two predicting serum biomarkers identified and associated with CM24 novel targets

CAPTN-3 tri-specific antibody platform data presented at the ENA Symposium October 2024

REHOVOT, Israel, November 15, 2024 -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that overcome tumor immune evasion and drug resistance, today announced financial results for the three and nine months ended September 30, 2024.

“Marking what we believe to be the most significant value-driving event for Purple Biotech’s clinical programs to date, we are on track to complete CM24’s Phase 2 study in pancreatic cancer and report topline results by the end of this year,” stated Purple Biotech’s CEO, Gil Efron. “The interim Phase 2 CM24 data released so far demonstrated efficacy, and new biomarker data indicate potential to further improve outcomes in a future study through the use of one or more serum biomarkers for patient selection. This would position CM24 as a potentially promising CEACAM1 and Neutrophils Extracellular Trap (NET) targeted therapy. While we advance CM24 as a second line treatment for pancreatic cancer, we are planning to address additional unmet needs in other indications based on CM24’s demonstrated mechanism of action in our Phase 2 study. Our cash runway now extends into the fourth quarter of 2025. We continue to advance our clinical assets and believe we will be soon well positioned for partnerships across our pipeline.”

Q3 2024 and Recent Clinical & Corporate Highlights:

●	Phase 2 CM24 pancreatic cancer study on track for conclusion with topline data expected in 2024: Serum biomarkers may improve outcomes in future studies

New positive biomarker findings for CM24, a multi-functional CEACAM1 inhibitor, were presented at the American Association for Cancer Research® (AACR) Special Conference on Advances in Pancreatic Cancer Research in a poster titled “Exploratory biomarker evaluation of the randomized Phase 2 cohort of CM24 in combination with nivolumab and chemotherapy in advanced/metastatic pancreatic cancer”.

The summary of findings presented at AACR include the following:

✓	High CEACAM1 and low PDL1 expression in tumors, as well as their combination were identified as potential biomarkers associated with improved overall survival (OS) of pancreatic ductal adenocarcinoma (PDAC) patients (HR=0.1 and prolongation of 4.1 months in median OS, P = 0.01, for the combination), which support the CM24/nivolumab combined treatment

✓	Improved OS was demonstrated for patients with selected pretreatment serum neutrophil extracellular trap (NET) marker myeloperoxidase (MPO) levels (HR=0.38 and prolongation of 3.3 months in median OS, P = 0.1), with a similar trend in patients with NET-positive tumors

✓	The results presented in the poster propose NETs as a novel mechanism of action and a potential biomarker for CM24-based therapy

✓	New biomarker data supports the potential for future biomarker-guided studies and the exploration of CM24’s efficacy in other cancers where the novel target CEACAM1 plays a key role in cancer progression and immune evasion.

More recent biomarker data specific to serum CEACAM1, associated with a 79% reduction in risk of death were announced by Purple Biotech in November 2024:

PDAC patients who had pretreatment serum CEACAM1 levels between 6K and 15K pg/mL demonstrated the best outcomes following treatment with CM24 and nivolumab in combination with irinotecan/fluoropyrimidine based chemotherapy compared to chemotherapy alone.

✓	Median progression free survival (PFS) of this group was 4.6 months (hazard ratio [HR] < 0.1, P = 0.003)

✓	Risk of death was reduced by 79% (HR = 0.21, P = 0.04)

✓	Median OS increased from 3.6 months with chemotherapy alone to 8.7 months with the combination therapy.

The Phase 2 randomized study is evaluating CM24 in combination with Bristol Myers Squibb’s PD-1 inhibitor nivolumab plus standard of care (SoC) chemotherapy as a second line treatment of patients with PDAC. In the experimental arms of the study patients were treated with CM24 plus nivolumab and one of two SoC chemotherapies, gemcitabine/nab-paclitaxel or Nal-IRI/5FU/LV, while patients in the control arms are administered with either respective chemotherapies alone. Sixty-three patients have been enrolled across 18 centers in the U.S., Spain and Israel. The gemcitabine/nab-paclitaxel-based part of the study was impacted by informative censoring of the control arm that led to an imbalance between the control and experimental cohorts, rendering this part of the study unsuitable for analysis; this part of the study has no impact on the CM24+nivolumab+Nal-IRI/5FU/LV portion of the study.

●	NT219 Phase 2 study in head and neck cancer planned to commence H1 2025

A Phase 2 study of NT219, a first-in-class, small molecule dual inhibitor of IRS1/2 and STAT3, is planned to commence in the first half of 2025. The recommended Phase 2 dose of 100 mg/kg was achieved in the prior Phase 1/2 dose escalation study, which demonstrated anti-tumor activity at the target exposure level and was well tolerated in combination with cetuximab as a second line treatment of recurrent metastatic squamous cell carcinoma of the head and neck.

●	CAPTN-3 tri-specific platform data presented at key molecular targets and cancer therapeutics conference

New data regarding Purple Biotech’s novel tri-specific antibody platform, CAPTN-3, were presented at the 36th European Organization for Research and Treatment of Cancer, National Cancer Institute, American Association for Cancer Research (EORTC-NCI-AACR) Symposium on Molecular Targets and Cancer Therapeutics (the “Triple Meeting”) in a poster titled “CAPTN-3: A novel platform of conditionally activated T cell and NK cell engagers”. CAPTN-3 demonstrated sustained tumor regression in a triple negative breast cancer in-vivo model as well as dose dependent activity and synergistic effect of the engager arms in non-small cell lung cancer patient-derived explants. Purple Biotech’s lead tribody candidate, IM1240, demonstrated that cytokine release is 5T4-dependent and suppressed by the conditionally activated capping technology, suggesting a potentially beneficial safety profile of this tribody. The data further demonstrated additional tribodies, suggesting CAPTN-3’s plug and play platform capability. Purple Biotech continues to accumulate data supporting the benefit of dual engagement of both T cells and NK cells.

Financial Results for the Three Months Ended September 30, 2024

Research and Development Expenses were $1.3 million, a decrease of $3.3 million, or 71.7%, compared to $4.6 million in the same period of 2023, mainly due to reduced clinical trials expenses.

Sales, General and Administrative Expenses were $0.8 million, compared to $1.2 million in the same period of 2023, a decrease of $0.4 million, or 33.3%, mainly due to a decrease in salary and salary related costs and share based payment expenses.

Operating Loss was $2.1 million, a decrease of $3.6 million, or 63.2%, compared to $5.7 million in the same period of 2023, mainly due to the decrease in research and development expenses.

Adjusted Operating Loss (as reconciled below) was $2 million, a decrease of $3.3 million, compared to $5.3 million in the same period of 2023.

Net Loss for the three months ended September 30, 2024, was $0.7 million, or $0.39 per basic and diluted ADS, compared to a net loss of $5 million, or $4.63 per basic and diluted ADS, in the same period of 2023. The decrease in net loss was mainly due to the decrease in research and development expenses and an increase in financial income related to changes in fair value of warrants.

Adjusted Net Loss (as reconciled below) for the three months ended September 30, 2024, was $2.4 million, a decrease of $2.4 million or 50% compared to $4.8 million for the three months ended September 30, 2023.

As of September 30, 2024, Purple Biotech had cash and cash equivalents and short-term deposits of $6.3 million. Purple Biotech now has a cash runway into the fourth quarter of 2025.

During the three months ended September 30, 2024, the Company sold, under the Open Market Sale Agreement with Jefferies LLC, approximately 76 thousand ADSs, at an average price of $6.5 per ADS. Net proceeds to the Company were approximately $0.5 million, net of issuance expenses.

Financial Results for the Nine Months Ended September 30, 2024

Research and Development Expenses were $7.2 million, a decrease of $4.6 million, or 39%, compared to $11.8 million in the same period of 2023. The decrease was mainly due to reduced clinical trials expenses.

Sales, General and Administrative Expenses were $2.6 million, a decrease of $1.6 or 38.1%, compared to $4.2 million in the same period of 2023, mainly due to a decrease in salary and salary related expenses and share based payment expenses.

Operating Loss was $10 million, a decrease of $6 million, or 37.5%, compared to $16 million in the same period of 2023, mainly due to the decrease in research and development expenses.

Adjusted Operating Loss (as reconciled below) was $9.4 million, a decrease of $4.9 million, compared to $14.3 million in the same period of 2023.

Net Loss for the nine months ended September 30, 2024 was $6.9 million, or $4.57 loss per basic and diluted ADS, compared to a net loss of $15.1 million, or $14.47 loss per basic and diluted ADS, in the same period of 2023. The decrease in net loss was mainly due to a $6 million decrease in operating expenses and $3.3 million income from change in fair value of warrants.

Adjusted net loss (as reconciled below) for the nine months ended September 30, 2024 was $9.5 million, compared to $13.7 million for the nine months ended September 30, 2023.

Non-IFRS Financial Measures.

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for non-cash share-based compensation expenses and adjusted net loss also adjusts for non-cash financial instruments evaluation income. The Company’s management and board of directors utilize these non-IFRS financial measures to evaluate the Company’s performance. The Company provides these non-IFRS measures of the Company’s performance to investors because management believes that these non-IFRS financial measures, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CM24, NT219 and IM1240. CM24 is a humanized monoclonal antibody that blocks CEACAM1, that supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophils extracellular traps is a novel target for the treatment of multiple cancer indications. As a proof of concept of these novel pathways, the Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second line patients with recurrent and/or metastatic SCCHN (R/N SCCHN). The Company is advancing CAPTN-3, a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results, performance or achievements. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	September 30,	December 31,
	2024	2023
	USD thousand	USD thousand
Assets
Cash and cash equivalents	5,438	14,489
Short term deposits	848	850
Other investments	14	73
Other current assets	638	376

Total current assets	6,938	15,788

Non-current assets
Right of use assets	202	316
Fixed assets, net	123	154
Intangible assets	27,842	28,044

Total non–current assets	28,167	28,514

Total assets	35,105	44,302

Liabilities
Lease liability - short term	184	188
Accounts payable	1,912	3,532
Other payables	1,803	3,463
Warrants	1,560	2,518

Total current liabilities	5,459	9,701

Non-current liabilities
Lease liability	38	163
Post-employment benefit liabilities	141	141

Total non-current liabilities	179	304

Equity
Share capital, no par value	-	-
Share premium	143,647	133,184
Receipts on account of warrants	21,145	28,467
Capital reserve for share-based payments	9,002	10,088
Capital reserve from transactions with related parties	761	761
Capital reserves from hedging	(2)	19
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(144,283)	(137,453)

Equity attributable to owners of the Company	29,411	34,207
Non-controlling interests	56	90

Total equity	29,467	34,297

Total liabilities and equity	35,105	44,302

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the nine and three months ended September 30, 2024

	For the nine months ended September 30,		For the three months ended September 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	7,162	11,792	1,348	4,589
Sales, general and administrative expenses	2,625	4,212	785	1,158
Impairment loss	202	-	-	-

Operating loss	9,989	16,004	2,133	5,747

Change in fair value of warrants	(3,265)	-	(1,846)	-
Finance expense	552	223	511	16
Finance income	(412)	(1,109)	(130)	(708)

Finance income, net	(3,125)	(886)	(1,465)	(692)

Loss for the period	6,864	15,118	668	5,055

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss (profit) on cash flow hedges	21	(4)	-	-

Total comprehensive loss for the period	6,885	15,114	668	5,055

Loss attributable to:
Owners of the Company	6,830	15,052	663	5,036
Non-controlling interests	34	66	5	19

	6,864	15,118	668	5,055

Total comprehensive loss attributable to
Owners of the Company	6,851	15,048	663	5,036
Non-controlling interests	34	66	5	19

	6,885	15,114	866	5,055

Loss per share data (*)
Basic and diluted loss per ADS - USD	4.57	14.47	0.39	4.63

Number of ADSs used in calculation	1,502,321	1,045,054	1,732,565	1,091,823

(*)	Restated to reflect reverse split of 1:20 approved in August 2024 .

Reconciliation of Adjusted Operating Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	9,989	16,004	2,133	5,747
Less ESOP expenses	(616)	(1,694)	(132)	(449)
	9,373	14,310	2,001	5,298

Reconciliation of Adjusted Net Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Loss for the period	6,864	15,118	668	5,055
Less ESOP expenses	(616)	(1,694)	(132)	(449)
Less finance income from financial instruments	3,206	293	1,838	213
	9,454	13,717	2,374	4,819

Consolidated Unaudited Statements of Cash Flow

	For the nine months ended September 30,
	2024	2023
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(6,864)	(15,118)
Adjustments:
Depreciation	146	149
Impairment loss	202	-
Finance income, net	(3,125)	(886)
Share-based payments	616	1,694

	(9,025)	(14,161)

Changes in assets and liabilities:
Changes in other investments and other current assets	(22)	219
Changes in accounts payables	(1,628)	415
Changes in other payables	(1,678)	(1,255)
Changes in post-employment benefit liabilities	-	(161)

	(3,328)	(782)

Net cash used in operating activities	(12,353)	(14,943)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	-	(3,549)
Proceed from other investments	187	875
Interest received	282	675
Decrease in short-term deposits	2	15,809
Acquisition of fixed assets	-	(3)

Net cash provided by investing activities	471	13,807

Cash flows from financing activities:
Proceeds from issuance ADSs	1,442	1,559
ADS issuance expenses paid	(160)	(188)
Proceeds from warrants transaction	2,028	-
Warrants issuance expenses paid	(308)	-
Repayment of lease liability	(135)	(126)
Interest paid	(32)	(42)

Net cash provided by financing activities	2,835	1,203

Net increase in cash and cash equivalents	(9,047)	67
Cash and cash equivalents at the beginning of the period	14,489	15,030
Effect of translation adjustments on cash and cash equivalents	(4)	7

Cash and cash equivalents at the end of the period	5,438	15,104